Exhibit 12.1

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratios)

(Unaudited)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings before income taxes and noncontrolling interest	116,335	126,999	127,194	64,961	66,052
Less: equity earnings of unconsolidated entities	(4,916)	(4,630)	—	—	—
Less: capitalized interest expense	(366)	(195)	(48)	(140)	(142)
Less: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,933)	(3,018)	(565)	(7)	—
Fixed charges:
Interest expense	21,767	7,344	6,220	25,769	35,717
Interest portion of rental expense	2,411	2,549	2,222	2,155	1,914
Earnings	133,298	129,049	135,023	92,738	103,541

Interest expense	21,767	7,344	6,220	25,769	35,717
Interest portion of rental expense(1)	2,411	2,549	2,222	2,155	1,914

Fixed charges	24,178	9,893	8,442	27,924	37,631
Ratio of earnings to fixed charges	5.5	13.0	16.0	3.3	2.8

(1)         The ratio of earnings to fixed charges has been calculated by dividing ILG and its consolidated subsidiaries’ (1) earnings by (2) fixed charges. Earnings consists of earnings before income taxes and noncontrolling interests, plus fixed charges, less capitalized interest expense. Fixed charges consist of interest expense and a portion of rental expense that management believes is representative of the interest component of rental expense.